SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                 )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐         No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number

1.1	Announcement of annual results for the year ended December 31, 2020, dated March 9, 2021

1.2	Announcement of proposed A Share Offering and related matters, proposed amendments to the Articles of Association, the Rules of Procedures of the Meeting of the Board of Directors and the Rules of Procedures of the Meeting of the Supervisory Committee, adoption of the Rules of Procedures of the Shareholders’ General Meeting and closure of register of members of H Shares, dated March 9, 2021

1.3	Announcement of proposed change of auditors, dated March 9, 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

2

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•

the impact of COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies and delay in network construction progress due to travel and other restrictions, decline in labor force, increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 9, 2021	By:	/s/ Ke Ruiwen
	Name:	Ke Ruiwen
	Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNOUNCEMENT OF ANNUAL RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2020

HIGHLIGHTS

•

The Company coordinated its efforts in Epidemic prevention and control with operation and development, and promoted the “Cloudification and Digital Transformation” strategy on all fronts, achieving steady growth of its operating results

•

Operating revenues were RMB393.6 billion, up by 4.7%. Service revenues were RMB373.8 billion, up by 4.5%. EBITDA was RMB118.9 billion, up by 1.4%. Profit attributable to equity holders of the Company was RMB20.9 billion, up by 1.6%. Basic earnings per share were RMB0.26

•

5G achieved a promising start. The number of 5G package subscribers reached 86.50 million with a penetration rate of 24.6%. The number of mobile subscribers reached 351 million with net addition of 15.45 million, and the market share expanded to 22.0%

•	The value of Smart Family services becomes prominent. Revenues from wireline broadband access amounted to RMB71.9 billion, up by 5.1%. Revenues from Smart Family reached RMB11.1 billion, up by 37.5%

•

With the rapid growth of Industrial Digitalisation [1] , revenues from it reached RMB84.0 billion, maintaining the industry-leading position in terms of revenue size and market share. Revenues from Overall Cloud[2] services reached RMB13.8 billion, ranking at forefront in terms of the market share in public cloud in China

•	The Board of Directors has decided to recommend at the 2020 Annual General Meeting that a final dividend equivalent to HK$0.125 per share for the year 2020 to be declared

[1]	Industrial Digitalisation includes Industry Cloud, IDC, Network Dedicated Line, Internet of Things (IoT), Internet Finance, system integration services and other informatisation services.
[2]	Overall Cloud includes Industry Cloud, Family Cloud and access service directly related to cloud, etc.

CHAIRMAN’S STATEMENT

Dear Shareholders,

2020 was an extraordinary year. Facing the outbreak of the COVID-19 Epidemic (“Epidemic”), the Company coordinated its efforts in Epidemic prevention and control with operation and development, firmly seized opportunities emerging from the digital transformation of the economy and society, and promoted the “Cloudification and Digital Transformation” strategy on all fronts. The Company also strengthened its sci-tech innovation capabilities and deepened corporate reforms, achieving steady growth of its operating results, while continuing to share the high-quality development results of the Company with its shareholders and the society.

OVERALL RESULTS

In 2020, operating revenues of the Company amounted to RMB393.6 billion, representing an increase of 4.7% over last year. Service revenues 3 amounted to RMB373.8 billion, representing an increase of 4.5% over last year, surpassing the industry’s average growth rate4 over several consecutive years. Of which, mobile service revenues amounted to RMB181.7 billion, representing an increase of 3.5% over last year. Wireline service revenues amounted to RMB192.1 billion, representing an increase of 5.5% over last year. EBITDA5 amounted to RMB118.9 billion, representing an increase of 1.4% over last year. Net profit6 amounted to RMB20.9 billion, representing an increase of 1.6% over last year, while basic earnings per share were RMB0.26. Capital expenditure was RMB84.8 billion and free cash flow7 was RMB14.3 billion. The Company’s financial position remained robust.

Taking shareholders’ returns into full consideration, alongside the Company’s profitability, cash flow level and capital needs for its future development, the Board of Directors has decided to recommend at the 2020 Annual General Meeting that a final dividend equivalent to HK$0.125 per share for the year 2020 to be declared. Going forward, the Company will continue to create shareholder value, while fully balancing the cash flow required for the long-term development of the Company with returns to shareholders.

[3]	Service revenues are calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.
[4]	MIIT’s statistical communique of the communications industry in 2020: telecommunications revenue grew by 3.6% year-on-year in 2020.
[5]	EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[6]	Net profit represents profit attributable to equity holders of the Company.
[7]	Free cash flow is calculated based on EBITDA minus capital expenditure, income tax and depreciation charge for right-of-use assets other than land-use-rights.

BUSINESS PERFORMANCE

In 2020, technologies such as 5G, cloud and artificial intelligence (AI) integrated to bring about fusion with robust development in digital economy. The Company built up new information infrastructure with 5G and cloud as the core, and stimulated increasing and diversified customer demand for integrated intelligent information services.

Rapid 5G penetration with subscriber scale and value further expanded

Leveraging “5G + e-Surfing Cloud”, the Company provided its users with an excellent network experience as well as differentiated applications and services. The Company established a 5G member privilege system unique to China Telecom, launched exclusive privileges related to network, security, services and etc.. The Company also cooperated with more than 30 top application partners to launch over 100 eco-privileges. Leveraging the features of high access speed and low latency, as well as edge computing capabilities of its 5G network, the Company rolled out a number of applications featuring 5G, including e-Surfing Cloud Drive, e-Surfing Ultra HD, Colour Ringback Tone with Video, e-Surfing Cloud VR and e-Surfing Cloud Game. The Company took the lead in the industry to launch 5G cloud mobile phone, namely “e-Surfing One”, which leveraged the capabilities of cloud-network integration to break through performance bottlenecks for devices and facilitated the accelerating popularisation of 5G devices.

The Company’s 5G consumer service achieved a promising start, enabling a scale expansion of its mobile subscriber market with value. As of the end of 2020, the total number of the Company’s mobile subscribers reached 351 million, representing a net addition of 15.45 million and expanding its market share to 22.0%. The number of 5G package subscribers reached 86.50 million with a penetration rate of 24.6%. The total number of subscribers for applications featuring 5G exceeded 150 million, while the year-on-year decline for mobile ARPU continued to narrow.

Convergence and upgrade of Smart Family services with its value contribution gradually becoming prominent

The Company comprehensively upgraded its family informatisation services. The Company promoted its “Triple-Gigabit” access service comprising 5G + Fibre Broadband + WiFi6 as well as its Whole-home WiFi service. The Company also optimised the Internet surfing experience of its subscribers, designed the e-Surfing Webcam product which integrates functionalities such as security, video, and wireless access as a whole. The Company stimulated families’ demand for cloud services and developed the DICT products and services portfolio for Smart Family to meet the increasingly diversified scenario-based demand from family customers. As a result, the value of the Company’s broadband access service was restored, with the value contribution from Smart Family services becoming prominent.

In 2020, the number of the Company’s broadband subscribers reached 159 million. Revenue from wireline broadband access amounted to RMB71.9 billion, representing an increase of 5.1% over last year. Broadband access ARPU was RMB38.4, up by 0.8% over last year. The declining trend in both revenue and ARPU was turned around. Revenue from Smart Family reached RMB11.1 billion, representing an increase of 37.5% over last year. The broadband blended ARPU8 reached RMB44.4, representing an increase of 4.2% over last year. The value contribution from Smart Family continued to enhance.

Accelerating development of Industrial Digitalisation maintaining an upward trend

Capturing opportunities emerging from the digital transformation of the economy and society, the Company integrated emerging information technologies such as 5G and cloud, established a digitalised platform, re-packaged its fundamental capabilities to form new services, and accelerated its technological endowment. The Company pioneered 5G standalone (SA) scale commercialisation and rolled out customised 5G network to meet the differentiated demands from vertical industries for low latency, wide-area connectivity and network security, among others. Leveraging the technical features of 5G “Super Uplink”9, edge cloud, and the Internet of Things (IoT), the Company built a series of benchmarks for various vertical industries such as industrial Internet, smart energy, smart healthcare and smart parks, and gradually launched 5G innovative applications such as remote control, machine vision, and Automated Guided Vehicles (AGV). As of the end of 2020, the Company had signed contracts with a total of nearly 1,900 customers for its 5G industry applications, with more than 1,100 use cases being launched. Focusing on the scenario-based demands from enterprises’ cloud migration, the Company continued to optimise its resource deployment for IDC and cloud. The Company strengthened its unified cloud service capabilities comprising public, private, dedicated and hybrid clouds, conducted proprietary research and development (R&D) of the key core technologies for e-Surfing Cloud, collaborated with more than 500 partners, and established a cloud product portfolio integrating cloud, data and intelligence.

[8]

Broadband blended ARPU is calculated based on the sum of monthly average revenues from broadband access, e-Surfing HD and Smart Family applications and services divided by the average number of broadband subscribers.

[9]	The development of the 5G “Super Uplink” (UL Tx switching) was led by China Telecom. It was incorporated into the 5G R16 global unified specification by 3GPP on 3 July 2020.

In 2020, revenue from the Company’s Industrial Digitalisation reached RMB84.0 billion, representing an increase of 9.7% year-on-year, maintaining the industry-leading position in terms of revenue size and market share.

COMPREHENSIVE IMPLEMENTATION OF “CLOUDIFICATION AND DIGITAL TRANSFORMATION” STRATEGY

In 2020, the Company sped up its cloud & network convergence based digital upgrade, established the new development pattern from an all-round perspective and strived to enhance its market competitiveness and corporate vitality.

Strengthening the distribution of cloud-network capabilities and building new infrastructure based on cloud-network integration

The Company adhered to the strategic direction of “Cloud central, Network around, Network adaptive to cloud, Cloud and network as one”, and sped up the construction of new infrastructure based on cloud-network integration. The Company continued to promote 5G network co-building and co-sharing. The number of 5G base stations in use exceeded 380,000. The Company also took a global lead in achieving scale commercialisation of 5G SA network, and launched customised 5G networks including “Wide-area”, “Adjacent” and “Wingspan”. At the same time, the Company conducted 4G network co-sharing and activated approximately 170,000 co-shared 4G base stations throughout the year, which further optimised the network coverage, as well as achieved savings in investment and operations and maintenance costs. In line with the overall “2+4+31+X+O” deployment, the Company accelerated the construction of e-Surfing Cloud and IDC, with the number of cloud resource pools exceeding 100 and the number of IDC cabinets exceeding 420,000. Of which, about 80% of cabinets were deployed in the four major regions, namely Beijing-Tianjin-Hebei, Yangtze River Delta, Guangdong-Hong Kong-Macau, and Shaanxi-Sichuan-Chongqing. Leveraging its massive amount of exchange buildings at the edge, the Company commenced the development of multi-access edge computing (MEC) and forged capabilities of cloud-edge coordination. The Company pushed forward the upgrade of its Gigabit fibre broadband network in 280 cities and completed the construction of five major regional ROADM10 transmission backbone network with nationwide coverage, while expanding the coverage of its superior OTN network for government and enterprise customers. Revenue from Overall Cloud services reached RMB13.8 billion, with the Company continuing to rank at forefront in terms of the market share in public cloud in China.

Building a digitalised platform to empower digital transformation

The Company strengthened the planning of its digitalised platform to empower the internal and external digital transformation. Internally, the Company pushed forward the digitalisation of its operation. The Company explored the potential demand for 5G and Smart Family by leveraging AI and Big Data. The coverage of targeted marketing exceeded 85%, significantly enhancing marketing resources’ effectiveness in driving incremental revenue. The Company accelerated the construction of its new-generation cloud-network operating system to support the scale commercialisation of 5G SA and enhance the efficiency of service activation and product loading, while optimising its network quality and user experience. The Company’s overall satisfaction rate 11 maintained the industry-leading position. The Company also conducted proprietary research of AI algorithms to promote energy saving for 4G base stations, as well as to explore smart energy saving solutions for 5G base stations. The Company gradually expanded its trial scope and implemented smart energy saving initiatives for IDC sites. As a result, the Company’s electricity cost as a percentage of service revenues was at low level in the industry. Applying Big Data to achieve precision investment and construction, the Company redeployed under-utilised 4G base stations to busy or blind-spot areas, and enhanced the utilisation rate of its fibre broadband ports.

[10]	ROADM represents Reconfigurable Optical Add-Drop Multiplexer.
[11]	Source is from the result of MIIT’s national user satisfaction survey on telecommunications service quality.

Externally, the Company propelled cloud migration, the use of data and intelligence injection for its customers, and built the technological foundation for digitalised platform. Supported by its digitalised platform, the Company aggregated its internal fundamental capabilities including communications, security, AI, Big Data and IoT, among others, while combining external digital ecology, to inject intelligence powered by data and provide endowment for products and services, so as to propel industrial digitalisation and intelligent transformation. The number of times for capabilities deployment of the whole network exceeded 10 billion.

Promoting sci-tech innovation to accelerate the shift towards a sci-tech company

The Company pushed forward its R&D system reforms and stimulated vitality for sci-tech innovation. Focusing on its technological development objectives, the Company increased its investment in R&D, elevated the input and output efficiency of R&D resources, and strengthened its R&D teams in key areas such as cloud-network integration and security. The Company strengthened its own problem-tackling efforts for core technologies, and reinforced its challenge-confronting efforts for core technologies in key areas such as 5G, cloud-network integration as well as network and information security. The Company conducted proprietary R&D of e-Surfing Cloud 3.0 and mastered 20 core technologies, including platform-as-a-service (PaaS). The Company commenced scale commercialisation of e-Surfing Cloud content delivery networks (CDN) and distributed storage systems. As a result, the Company’s competitiveness in cloud computing market was effectively elevated. The Company’s e-Surfing Cloud PaaS platform has been widely adopted by internal and external customers, providing stale hosting for hundreds of millions of customers, while CDN is serving a number of top Internet customers. The Company conducted proprietary R&D for MEC platform and launched trial projects for top vertical-industry customers. Through the gradual deployment of equipment such as frequency-shifting MIMO indoor distribution systems, expandable small cells and lightweight UPF12, the cost for 5G network construction was effectively reduced. During the year, the Company completed 40 global standardisation projects and filed 882 new patents. In GSMA, the Company led and organised global industry chain in the development and release of “5G SA Implementation Guidelines”. The Company also continued to optimise the planning of its sci-tech innovation and collaborated with partners from the ecosystem to carry out cooperative innovation among industry, academia and R&D institutes in the fields of quantum communications and network security. The Company also has strategic cooperation with universities and research institutes to jointly promote research in key technologies and application innovation.

[12]	UPF represents User Port Function.

Deepening reforms on all fronts to inspire corporate vitality and expanding cooperation to forge ecological competitiveness

The Company pushed forward reforms on all fronts, sped up the establishment of a new customer-oriented institutional system and built a vertically integrated business group serving government and enterprise customers. The Company enhanced its capabilities of informatisation development as well as well its operating vitality in government and enterprise market, by sharing and integrating fundamental capabilities, products and services on its digitalised platform. The Company also orderly promoted reforms of its professional companies, explored structural optimisation for system integration, and strengthened core technological capabilities. System Integration company was included in the “Science Reform Demonstration Action” list by SASAC13. The Company commenced the restructuring of its cloud company, fully consolidated the cloud resources, strengthened R&D, operation and ecological cooperation for its cloud service, while also deepening the market-oriented mechanism reforms. The Company streamlined its departments and personnel in the headquarters, commenced reengineering for operation and management procedures, and carried out reforms to grant and delegate power to provincial branches, with an aim to enhance operating efficiency. The Company also innovated its market-oriented talent recruitment mechanism, strengthened the recruitment and promotion of young employees, built a team of sci-tech and innovative talents and optimised its performance-based remuneration system, so as to enhance employees’ vitality and efficiency. The Company strengthened its planning of ecosystem, continued to expand its corporate boundaries and deepened cooperation of the whole industry chain. Leveraging its core capabilities and platform, the Company enriched the ecology for industries such as family informatisation and vertical industries for government and enterprise customers. The Company also strengthened corporation and eco-aggregation with capital financing, expanded innovative cooperation in emerging areas, and gradually create an industry chain ecology with a larger scope and at a higher-level.

[13]	State-owned Assets Supervision and Administration Commission of the State Council.

CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY

As a large-scale and leading full-service, integrated intelligent information services provider in the world, the Company has long been insisting on integrating environmental, social and governance responsibilities into its business operation management. The Company is also continuously enhancing the respective risk management and internal control systems. By adhering to excellent, prudent, and effective corporate governance principles, the Company insists on compliance with laws and regulations, as well as standardised and green operation. The Company proactively responded to changes in the external environment to ensure its healthy and sustainable development and safeguard the long-term interests of the Company and its shareholders. During the past year, the Company’s continuous efforts and outstanding performance have been widely recognised and highly acclaimed. The Company received “ESG Leading Enterprise Award” from Bloomberg BusinessWeek and was named “Most Honoured Company in Asia” for the 10th consecutive year by Institutional Investor. The Company was also awarded the “Platinum Award – Excellence in Environmental, Social and Governance” for the 12th consecutive year by The Asset. In addition, the Company was awarded “The Best of Asia – Icon on Corporate Governance” for the 13th time by Corporate Governance Asia. Moreover, the Company was named “No.1 Best Telecommunications Company in Asia” by FinanceAsia.

With the outbreak of the Epidemic in 2020, the Company quickly completed the construction of 5G network and cloud platform for Huoshenshan and Leishenshan hospitals, among others, and built the widely-acclaimed “cloud supervision” live broadcast platform. The Company also developed 5G remote diagnostics and consultation platforms to support Epidemic prevention and control. The Company launched “Operation Warm Spring”, which comprised of nine types of informatisation services, to support the resumption of work and production for the society. The Company also provided care for its employees and dedicated itself to safeguarding the safety and well-being of its employees based locally and overseas. In recognition of these efforts, China Telecom received one national group commendation and two national individual commendations. The Company proactively shouldered the poverty alleviation work, vigorously promoted poverty reduction in areas of industry, employment, consumption and education. The Company continued to promote poverty reduction in areas of network, communications and informatisation. The targeted counties and villages which received partner assistance to poverty reduction from our companies at different levels have all been lifted out of poverty. The Company proactively created a favourable operating environment, promoted value enhancement for the industry, further implemented Speed Upgrade and Tariff Reduction and Mobile Number Portability, and safeguarded network and information security. The Company also initiated informatisation service support designed specifically for SME customers, while helping small, medium and micro enterprises, as well as self-employed merchants to reduce their operational burdens. The Company also successfully completed tasks such as emergency communications and communications assurance for key projects.

OUTLOOK

2021 marks the first year of China’s “14th Five-Year Plan”. Entering the new stage of its development, the Company will insist on new development philosophy and establish new development pattern. Seizing the opportunities brought by the robust development of digital economy as well as the accelerated digital transformation of the society, the Company will comprehensively and deeply promote “Cloudification and Digital Transformation” strategy. The Company will continue to deepen reforms, commence the initial public offering and listing of shares in the domestic capital market, innovate systems and mechanisms, enhance corporate and employees’ vitality, expand ecological cooperation and enhance its sustainable development capabilities. The Company will strengthen sci-tech innovation centred around problem-tackling of core technologies and accelerate the integration of 5G, cloud and AI to develop new information infrastructure. The Company will also stimulate the ever-migrating and evolving demands from the society for informatisation under converged scenarios, continue to build its digitalised platform, and proactively empower internal and external digital transformation. The Company will also proactively shoulder its social responsibility to promote rural revitalisation, and facilitate the construction of Cyberpower, digital China and smart society. The Company will share the results of its high-quality development with shareholders and customers and continue to create value for the society,

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express our sincere appreciation to all our shareholders and customers for their ongoing support. I would also like to express our sincere thanks to all our employees for their hard work and contributions. Furthermore, I would like to extend our heartfelt gratitude towards Mr. Chen Zhongyue and Mr. Wang Guoquan for their outstanding contributions during their tenure as directors of the Company.

Ke Ruiwen

Chairman and Chief Executive Officer

Beijing China

9 March 2021

GROUP RESULT

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2020 extracted from the audited consolidated financial statements of the Group as set out in its 2020 Annual Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2020

(Amounts in millions, except per share data)

	Notes	2020 RMB	2019 RMB
Operating revenues	4	393,561	375,734
Operating expenses Depreciation and amortisation		(90,240)	(88,145)
Network operations and support		(119,517)	(109,799)
Selling, general and administrative		(55,059)	(57,361)
Personnel expenses		(65,989)	(63,567)
Other operating expenses		(29,074)	(27,792)
Impairment loss on property, plant and equipment		(5,042)	—

Total operating expenses		(364,921)	(346,664)

Operating profit		28,640	29,070
Net finance costs	5	(3,014)	(3,639)
Investment income		60	30
Share of profits of associates		1,701	1,573

Profit before taxation		27,387	27,034
Income tax	6	(6,307)	(6,322)

Profit for the year		21,080	20,712

	Notes	2020 RMB	2019 RMB
Other comprehensive income for the year
Items that will not be reclassified subsequently to profit or loss:
Change in fair value of investments in equity instruments at fair value through other comprehensive income		(385)	604
Deferred tax on change in fair value of investments in equity instruments at fair value through other comprehensive income		97	(147)

		(288)	457

Items that may be reclassified subsequently to profit or loss:
Exchange difference on translation of financial statements of subsidiaries outside mainland China		(312)	102
Share of other comprehensive income of associates		(4)	(2)

		(316)	100

Other comprehensive income for the year, net of tax		(604)	557

Total comprehensive income for the year		20,476	21,269

Profit attributable to
Equity holders of the Company		20,850	20,517
Non-controlling interests		230	195

Profit for the year		21,080	20,712

Total comprehensive income attributable to
Equity holders of the Company		20,244	21,074
Non-controlling interests		232	195

Total comprehensive income for the year		20,476	21,269

Basic earnings per share	7	0.26	0.25

Number of shares (in millions)		80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 31 December 2020

(Amounts in millions)

	Notes	31 December 2020 RMB	31 December 2019 RMB
ASSETS
Non-current assets Property, plant and equipment, net		418,605	410,008
Construction in progress		48,425	59,206
Right-of-use assets		59,457	61,549
Goodwill		29,920	29,923
Intangible assets		18,508	16,349
Interests in associates		40,303	39,192
Financial assets at fair value through profit or loss Equity instruments at fair value through other comprehensive income		73 1,073	— 1,458
Deferred tax assets	9	8,164	7,577
Other assets		6,552	4,687

Total non-current assets		631,080	629,949

Current assets Inventories		3,317	2,880
Income tax recoverable		334	1,662
Accounts receivable, net	10	21,502	21,489
Contract assets		604	474
Prepayments and other current assets		25,167	22,219
Financial assets at fair value through profit or loss		—	39
Short-term bank deposits and restricted cash		9,408	3,628
Cash and cash equivalents		23,684	20,791

Total current assets		84,016	73,182

Total assets		715,096	703,131

	Notes	31 December 2020 RMB	31 December 2019 RMB
LIABILITIES AND EQUITY
Current liabilities Short-term debt		27,994	42,527
Current portion of long-term debt		1,126	4,444
Accounts payable	11	107,578	102,616
Accrued expenses and other payables		56,775	48,516
Contract liabilities		63,849	54,388
Income tax payable		350	243
Current portion of lease liabilities		13,192	11,569
Current portion of deferred revenues		278	358

Total current liabilities		271,142	264,661

Net current liabilities		(187,126)	(191,479)

Total assets less current liabilities		443,954	438,470

Non-current liabilities
Long-term debt		24,222	32,051
Lease liabilities		27,455	30,577
Deferred revenues		861	1,097
Deferred tax liabilities	9	24,208	19,078
Other non-current liabilities		1,033	627

Total non-current liabilities		77,779	83,430

Total liabilities		348,921	348,091

Equity
Share capital		80,932	80,932
Reserves		282,524	271,578

Total equity attributable to equity holders of the Company		363,456	352,510
Non-controlling interests		2,719	2,530

Total equity		366,175	355,040

Total liabilities and equity		715,096	703,131

Notes:

1	BASIS OF PREPARATION

The Group’s consolidated financial statements included in the Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The consolidated financial statements of the Group have been prepared on a going concern basis.

2	APPLICATION OF AMENDMENTS TO IFRSs

In the current year, the Group has applied, for the first time, the Amendments to References to the Conceptual Framework in IFRS Standards and the following amendments to IFRSs issued by the IASB that are mandatorily effective for the current year:

Amendments to IAS 1 and IAS 8, “Definition of Material”

Amendments to IFRS 3, “Definition of a Business”

Amendments to IFRS 9, IAS 39 and IFRS 7, “Interest Rate Benchmark Reform”

In addition, the Group has early applied the Amendment to IFRS 16, “ Covid-19-Related Rent Concessions”.

Except as described below, the application of the Amendments to References to the Conceptual Framework in IFRS Standards and the above amendments to IFRSs in the current year has had no material effect on the Group’s consolidated financial statements.

2.1	Impacts on early application of Amendment to IFRS 16, “ Covid-19-Related Rent Concessions”

The Group has applied the amendment for the first time in the current year. The amendment introduces a new practical expedient for lessees to elect not to assess whether a Covid-19-related rent concession is a lease modification. The practical expedient only applies to rent concessions occurring as a direct consequence of the Covid-19 that meets all of the following conditions:

•	the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

•	any reduction in lease payments affects only payments originally due on or before 30 June 2021; and

•	there is no substantive change to other terms and conditions of the lease.

As a result of applying the practical expedient, the Group accounts for changes in lease payments resulting from rent concessions the same way it would account for the changes applying IFRS 16, “Leases” if the changes were not a lease modification. Forgiveness or waiver of lease payments are accounted for as variable lease payments. The related lease liabilities are adjusted to reflect the amounts forgiven or waived with a corresponding adjustment recognised in the profit or loss in the period in which the event occurs.

The application has no impact to the opening reserves as at 1 January 2020. The amount of which the Group recognised for changes in lease payments that resulted from rent concessions in the profit or loss for the current year was not material to the consolidated financial statements.

3	SEGMENTAL REPORTING

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10% or more of the Group’s operating revenues.

4	OPERATING REVENUES

Disaggregation of revenues

			2020	2019
	Notes		RMB millions	RMB millions
Type of goods or services
Revenue from contracts with customers
Voice	(i	)	40,866	45,146
Internet	(ii	)	208,019	197,244
Information and application services	(iii	)	96,885	87,623
Telecommunications network resource and equipment services	(iv	)	22,623	21,978
Sales of goods and others	(v	)	19,598	17,906

Subtotal			387,991	369,897
Revenue from other sources	(vi	)	5,570	5,837

Total operating revenues			393,561	375,734

Timing of revenue recognition
A point in time			16,141	14,591
Over time			377,420	361,143

Total operating revenues			393,561	375,734

Notes:

(i)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.
(ii)	Represent amounts charged to customers for the provision of Internet access services.
(iii)

Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data centre service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc.

(iv)	Represent amounts charged to other domestic telecommunications operators and enterprise customers for the provision of telecommunications network resource and equipment services.
(v)	Represent primarily revenues from sales, and repair and maintenance of telecommunications equipment as well as the resale of mobile services (MVNO).
(vi)	Represent primarily revenue from property rental and other revenues.

5	NET FINANCE COSTS

	2020	2019
	RMB millions	RMB millions
Interest expense on short-term and long-term debts	1,981	2,623
Interest expense on lease liabilities	1,566	1,607
Less: Interest expense capitalised*	(114)	(140)

Net interest expense	3,433	4,090
Interest income	(582)	(492)
Foreign exchange losses	1,018	680
Foreign exchange gains	(855)	(639)

	3,014	3,639

*Interest expense was capitalised in construction in progress at the following rates per annum	3.0%-4.4%	3.5%-4.4%

6	INCOME TAX

Income tax in the profit or loss comprises:

	2020	2019
	RMB millions	RMB millions
Provision for PRC income tax	1,532	781
Provision for income tax in other tax jurisdictions	135	105
Deferred taxation	4,640	5,436

	6,307	6,322

A reconciliation of the expected tax expense with the actual tax expense is as follows:

			2020	2019
	Notes		RMB millions	RMB millions
Profit before taxation			27,387	27,034

Expected income tax expense at statutory tax rate of 25%	(i	)	6,847	6,759
Differential tax rate on PRC subsidiaries’ and branches’ income	(i	)	(306)	(315)
Differential tax rate on other subsidiaries’ income	(ii	)	(47)	(129)
Non-deductible expenses	(iii	)	915	979
Non-taxable income	(iv	)	(576)	(460)
Effect of change in tax rate	(v	)	(29)	—
Others	(vi	)	(497)	(512)

Actual income tax expense			6,307	6,322

Notes:

(i)

Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.

(ii)

Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 8% to 35%.

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)

Hainan branch of the Company obtained approval from tax authority to adopt the preferential income tax rate of 15% during the current year. Accordingly, deferred tax assets and deferred tax liabilities that were expected to be recovered or settled after 31 December 2019 were adjusted to reflect the change in tax rate. The overall effect of change in tax rate amounting to RMB29 million was credited to the consolidated statement of comprehensive income.

(vi)	Amounts primarily represent settlement of tax filing differences of prior year annual tax return and other tax benefits such as additional tax deduction on research and development expenses.

7	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2020 and 2019 is based on the profit attributable to equity holders of the Company of RMB20,850 million and RMB20,517 million respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no potential ordinary shares in existence for the periods presented.

8	DIVIDENDS

Pursuant to a resolution passed at the Board of Directors’ meeting on 9 March 2021, a final dividend of equivalent to HK$0.125 per share totaling approximately RMB8,403 million for the year ended 31 December 2020 was proposed for shareholders’ approval at the 2020 Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2020.

Pursuant to the shareholders’ approval at the annual general meeting held on 26 May 2020, a final dividend of RMB0.114441 (equivalent to HK$0.125) per share totaling RMB9,262 million in respect of the year ended 31 December 2019 was declared, and paid on 31 July 2020.

Pursuant to the shareholders’ approval at the annual general meeting held on 29 May 2019, a final dividend of RMB0.109851 (equivalent to HK$0.125) per share totaling RMB8,891 million in respect of the year ended 31 December 2018 was declared, and paid on 26 July 2019.

9	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	31 December 2020 RMB millions	31 December 2019 RMB millions	31 December 2020 RMB millions	31 December 2019 RMB millions	31 December 2020 RMB millions	31 December 2019 RMB millions
Provisions and impairment losses, primarily for credit losses	2,069	1,953	—	—	2,069	1,953
Property, plant and equipment and others	5,299	4,862	(24,067)	(18,831)	(18,768)	(13,969)
Right-of-use assets and lease liabilities	791	744	—	—	791	744
Deferred revenues and installation costs	5	18	(4)	(13)	1	5
Equity instruments at fair value through other comprehensive income	—	—	(137)	(234)	(137)	(234)

Deferred tax assets/(liabilities)	8,164	7,577	(24,208)	(19,078)	(16,044)	(11,501)

	Balance at 1 January 2020 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 31 December 2020 RMB millions
Provisions and impairment losses, primarily for credit losses	1,953	116	2,069
Property, plant and equipment and others	(13,969)	(4,799)	(18,768)
Right-of-use assets and lease liabilities	744	47	791
Deferred revenues and installation costs	5	(4)	1
Equity instruments at fair value through other comprehensive income	(234)	97	(137)

Net deferred tax liabilities	(11,501)	(4,543)	(16,044)

	Balance at 1 January 2019 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 31 December 2019 RMB millions
Provisions and impairment losses, primarily for credit losses	1,925	28	1,953
Property, plant and equipment and others	(8,442)	(5,527)	(13,969)
Right-of-use assets and lease liabilities	676	68	744
Deferred revenues and installation costs	10	(5)	5
Equity instruments at fair value through other comprehensive income	(87)	(147)	(234)

Net deferred tax liabilities	(5,918)	(5,583)	(11,501)

10	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

			31 December
			2020	2019
	Note		RMB millions	RMB millions
Third parties			23,688	24,438
China Telecom Group	(i	)	1,784	1,188
China Tower	(ii	)	23	5
Other telecommunications operators in the PRC			441	550

			25,936	26,181
Less: Allowance for credit losses			(4,434)	(4,692)

			21,502	21,489

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.
(ii)	China Tower Corporation Limited, an associate of the Company, is referred to as “China Tower”.

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	31 December
	2020	2019
	RMB millions	RMB millions
Current, within 1 month	7,068	7,545
1 to 3 months	1,601	1,777
4 to 12 months	1,481	1,822
More than 12 months	921	1,002

	11,071	12,146
Less: Allowance for credit losses	(2,438)	(2,803)

	8,633	9,343

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on dates of rendering of services is as follows:

	31 December
	2020	2019
	RMB millions	RMB millions
Current, within 1 month	5,331	4,701
1 to 3 months	2,785	2,964
4 to 12 months	3,801	3,768
More than 12 months	2,948	2,602

	14,865	14,035
Less: Allowance for credit losses	(1,996)	(1,889)

	12,869	12,146

As at 31 December 2020 and 2019, included in the net balance of the Group’s accounts receivable are debtors with aggregate carrying amount of RMB1,694 million and RMB1,936 million, respectively, which are past due as at the reporting date.

11	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	31 December
	2020	2019
	RMB millions	RMB millions
Third parties	83,254	78,123
China Telecom Group	19,272	19,531
China Tower	4,344	4,312
Other telecommunications operators in the PRC	708	650

	107,578	102,616

Amounts due to China Telecom Group and China Tower are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable based on the due dates is as follows:

	31 December
	2020	2019
	RMB millions	RMB millions
Due within 1 month or on demand	17,261	17,546
Due after 1 month but within 3 months	24,451	17,273
Due after 3 months but within 6 months	30,965	33,237
Due after 6 months	34,901	34,560

	107,578	102,616

12	EVENTS AFTER THE REPORTING PERIOD

(i)	NYSE determination to delist American Depositary Shares of the Company

The New York Stock Exchange LLC (the “NYSE”) announced on 31 December 2020 (US Eastern standard time) that the staff of NYSE Regulation has determined to commence proceedings to delist the securities of three issuers, including the American Depositary Shares (the “ADSs”) of the Company, on the basis that the Company is no longer suitable for listing pursuant to the NYSE Listed Company Manual Section 802.01D in light of the Executive Order issued on 12 November 2020 (as amended on 13 January 2021 (US Eastern standard time)) by the then President of the United States. On 4 January 2021(US Eastern standard time), NYSE announced that NYSE Regulation no longer intended to move forward with the delisting action in relation to the ADSs, and then on 6 January 2021 (US Eastern standard time) , NYSE announced that NYSE Regulation determined to re-commence delisting proceedings of the ADSs (the “Determination”). Following which trading of the ADSs was suspended at 4:00 a.m. (US Eastern standard time) on 11 January 2021.

In order to protect the legitimate interests of the Company and its shareholders, on 20 January 2021 (US Eastern standard time), the Company filed with the NYSE a written request for a review of the Determination by a Committee of the Board of Directors of the NYSE.

The Company will continue to pay close attention to the development of related matters and also seek professional advice and reserve all rights to protect the legitimate interests of the Company.

(ii)	Proposal of share appreciation rights grant for key personnel

On 9 February 2021, the board of directors of the Company has considered and approved the resolution in relation to “2021 Share Appreciation Rights Grant Proposal for Key Personnel of China Telecom Corporation Limited” (now renamed as “The Phase II Incentive Scheme for Share Appreciation Rights of China Telecom Corporation Limited” as instructed by the State-owned Assets Supervision and Administration Commission of the State Council of China (“SASAC”)) (the “Proposal”). According to the Proposal, the Company proposed to grant a maximum of approximately 2,412 million share appreciation rights to a maximum of approximately 8,300 Key Personnel (excluding the Executive Directors, Non-Executive Director, Independent Directors, Supervisors and senior management of the Company).

The Proposal has been submitted to SASAC for approval and is amended as requested by SASAC. Upon SASAC’s approval, the board of directors will fix the date of grant and determine the exerciseprice in accordance with the Proposal.

(iii)	Proposed A share offering

On 9 March 2021, the Company announced to propose to apply for the offering and listing of A shares on the Main Board of the Shanghai Stock Exchange.

FINANCIAL REVIEW

Summary

In 2020, the Company coordinated Epidemic prevention and control with operation and development, firmly seized the opportunities emerging from the digital transformation of the economy and society, comprehensively promoted its Cloudification reform as well as digital transformation, constructed new infrastructure based on cloud-network integration, and continued to promote high-quality development. The service revenues of the Company continued to grow, and the growth rate has been higher than the industry average for many years. Meanwhile, the Company actively supported the development of 5G and Industrial Digitalisation service capabilities, continued to strengthen its precision cost control, effectively improved the resource utilisation effectiveness, and achieved steady growth of its operating results. Operating revenues in 2020 were RMB393,561 million, representing an increase of 4.7% from year 2019; service revenues14 were RMB373,798 million, representing an increase of 4.5% from year 2019; operating expenses were RMB364,921 million, representing an increase of 5.3% from year 2019; profit attributable to equity holders of the Company was RMB20,850 million, representing an increase of 1.6% from year 2019; basic earnings per share were RMB0.26; EBITDA15 was RMB118,880 million, representing an increase of 1.4% from year 2019 and the EBITDA margin16 was 31.8%.

[14]

Service revenues are calculated based on operating revenues minus sales of mobile terminals (2020: RMB10,711 million; 2019: RMB9,364 million), sales of wireline equipment (2020: RMB5,430 million; 2019: RMB5,226 million), and other non-service revenues (2020: RMB3,622 million; 2019: RMB3,534 million).

[15]

EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, debt raising ability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

[16]	EBITDA margin is calculated based on EBITDA divided by service revenues.

Operating Revenues

The Company captured opportunities arising from the digital transformation of the economy and society, leveraged the strengths of cloud-network service capabilities, accelerated the development of Industrial Digitalisation service, strived to promote the scale development with effectiveness, and continued to maintain healthy growth in revenue and optimise the revenue structure. Operating revenues in 2020 were RMB393,561 million, representing an increase of 4.7% from year 2019. Service revenues were RMB373,798 million, representing an increase of 4.5% from year 2019, of which mobile service revenues were RMB181,687 million, representing an increase of 3.5% from year 2019, and wireline service revenues were RMB192,111 million, representing an increase of 5.5% from year 2019.

The following table sets forth a breakdown of the operating revenues for 2019 and 2020, together with their respective rates of change:

	For the year ended
	31 December		Rates of
(RMB millions, except percentage data)	2020	2019	change
Voice	40,866	45,146	-9.5%
Internet	208,019	197,244	5.5%
Information and application services	96,885	87,623	10.6%
Telecommunications network resource and network equipment services	22,623	21,978	2.9%
Others[17]	25,168	23,743	6.0%

Total operating revenues	393,561	375,734	4.7%

Voice

In 2020, having been continuously affected by the substitution of mobile Internet services such as OTT, revenue from voice services was RMB40,866 million, representing a decrease of 9.5% from year 2019 and accounting for 10.4% of operating revenues. The revenue structure was continuously optimised.

[17]	Other revenues in 2020 refers to the aggregate amount of sales of goods and others, included in revenues from contracts with customers, and revenues from other sources.

Internet

In 2020, revenue from Internet services was RMB208,019 million, representing an increase of 5.5% from year 2019, accounting for 52.9% of operating revenues. The 5G consumer service achieved a promising start, enabling a scale expansion of the Company’s mobile subscriber market with value. Mobile ARPU decline had been continuously narrowed, data traffic revenue maintained rapid growth, and mobile handset Internet access revenue was RMB130,655 million, representing an increase of 6.0% from year 2019. The Company comprehensively promoted the upgrade of family informatisation services, and the value of broadband access business was reshaped. Wireline broadband revenue stopped falling and rebounded. Wireline broadband revenue for the year was RMB71,872 million, representing an increase of 5.1% from year 2019.

Information and Application Services

In 2020, the Company sped up the integration and innovation of emerging technologies. Industrial Digitalisation service was developed at a quicker speed. Revenue from information and application services was RMB96,885 million, representing an increase of 10.6% from year 2019 and accounting for 24.6% of operating revenues which benefited from the rapid development of emerging businesses such as IDC, Industry Cloud, e-Surfing HD and Internet Finance.

Telecommunications Network Resource and Equipment Services

In 2020, revenue from telecommunications network resource and equipment services was RMB22,623 million, representing an increase of 2.9% from year 2019 and accounting for 5.7% of operating revenues. The growth was mainly due to favourable growth in revenues from cloud dedicated digital circuit service and IP-VPN service.

Others

In 2020, other revenues were RMB25,168 million, representing an increase of 6.0% from year 2019 and accounting for 6.4% of operating revenues. The increase was mainly due to the increase in the scale of mobile terminals sold.

Operating Expenses

The Company seized the opportunity of the scale development of 5G, accelerated digital transformation development, and continued to increase investment in government and enterprise business and research and development system. Concurrently, internally, the Company strengthened the deployment of the digital platform, took multiple measures to continue to strengthen its precision cost control, further carried out multi-dimensional sub-division, and effectively improved the resource utilisation effectiveness. In 2020, operating expenses were RMB364,921 million, representing an increase of 5.3% from year 2019. Operating expenses accounted for 92.7% of operating revenues, representing an increase of 0.4 percentage point from year 2019.

The following table sets forth a breakdown of the operating expenses in 2019 and 2020 and their respective rates of change:

	For the year ended
	31 December		Rates of
(RMB millions, except percentage data)	2020	2019	change
Depreciation and amortisation	90,240	88,145	2.4%
Network operations and support	119,517	109,799	8.9%
Selling, general and administrative	55,059	57,361	-4.0%
Personnel expenses	65,989	63,567	3.8%
Other operating expenses	29,074	27,792	4.6%
Impairment loss on property, plant and equipment	5,042	—	Not Applicable

Total operating expenses	364,921	346,664	5.3%

Depreciation and Amortisation

In 2020, depreciation and amortisation was RMB90,240 million, representing an increase of 2.4% from year 2019 and accounting for 22.9% of operating revenues. The main reason for the increase was that the Company increased its capital expenditure in order to support the scale construction of 5G network and constantly strengthen its competitive advantages in network.

Network Operations and Support

In 2020, network operations and support expenses were RMB119,517 million, representing an increase of 8.9% from year 2019 and accounting for 30.4% of operating revenues. The main reason for the increase was because the Company was continuously optimising its network quality, improving user perception, actively supporting the development of 5G and Industrial Digitalisation service, and appropriately increasing the deployment in network operation expenditures.

Selling, General and Administrative

In 2020, selling, general and administrative expenses amounted to RMB55,059 million, representing a decrease of 4.0% from year 2019 and accounting for 14.0% of operating revenues. Selling expenses were RMB45,447 million, representing a decrease of 6.2% from year 2019, which was mainly due to the Company seizing the opportunities of the development of online business on the Internet, accelerating the transformation of its sales model and the online and offline synergistic development, as well as enhancing its big data online precision marketing capabilities and continuously improving the input efficiency of marketing resources. General and administrative expenses were RMB9,612 million, representing an increase of 8.1% from year 2019, which was mainly because of the Company’s active promotion of sci- tech innovation, rapid transformation to a sci-tech company and increase in the investment in research and development.

Personnel Expenses

In 2020, personnel expenses were RMB65,989 million, representing an increase of 3.8% from year 2019 and accounting for 16.8% of operating revenues. The increase was mainly due to the Company’s increased number of high-tech talents and increased incentives for frontline employees and high performance team, enhancing employees’ vitality. Investments in personnel expenses were in line with the transformation of the Company towards a sci-tech company in the future. Details of the number of employees, remuneration policies and training programs will be provided in the Environmental, Social and Governance report in the annual report.

Other Operating Expenses

In 2020, other operating expenses were RMB29,074 million, representing an increase of 4.6% from year 2019 and accounting for 7.4% of operating revenues. The increase was mainly due to the increase in the sales of mobile terminals.

Impairment loss on property, plant and equipment

With the evolution of the network and the full coverage of 4G and 5G scale deployment, the data traffic carried by the Company’s 3G network is rapidly shrinking and the cash flow from the continual use of 3G specific network assets is expected to be so small that it will be negligible. In accordance with the relevant requirements of International Financial Reporting Standard, the Group conducted an impairment test on the assets such as 3G specific network assets and recognised an impairment loss of RMB5,042 million at the end of 2020.

Net Finance Costs

Seizing favourable market opportunities, the Company implemented low-cost financing and reduced financing costs, continued to improve the capability of funds management, carried out sophisticated management on financing, and competently controlled the scale of indebtedness. In 2020, net finance costs were RMB3,014 million, representing a decrease of 17.2% from year 2019. Net exchange loss amounted to RMB163 million in year 2020 which was mainly due to change in the exchange rate of RMB against USD.

Profitability Level

Income Tax

The Company’s statutory income tax rate is 25%. In 2020, income tax expenses were RMB6,307 million while the effective income tax rate was 23.0%. The difference between the effective income tax rate and the statutory income tax rate was mainly due to the low tax rates enjoyed by some subsidiaries and some branches located in the western region of China and the preferential tax policies enjoyed by the Company such as additional tax deduction on expenses for research and development proactively implemented by the Company. Meanwhile, income from investment in the associate company, China Tower, was not subject to tax during the investment holding period.

Profit Attributable to Equity Holders of the Company

The Company closely followed the digital transformation of the economy and society, deepened reform and innovation, and strived to improve quality and increase efficiency. In 2020, profit attributable to equity holders of the Company was RMB20,850 million, representing an increase of 1.6% from 2019.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2020, the Company continually promoted the 5G network co-building and co-sharing, sped up investment in 5G network construction, and constantly improved 5G network coverage. Meanwhile, the Company accelerated the construction of e-Surfing Cloud and IDC. In 2020, capital expenditure was RMB84,800 million, representing an increase of 9.3% from year 2019.

Cash Flows

The net increase in cash and cash equivalents for year 2020 was RMB3,076 million and the net increase in cash and cash equivalents for year 2019 was RMB4,098 million.

The following table sets forth the cash flow position in 2020 and 2019:

	For the year ended 31 December
(RMB millions)	2020	2019
Net cash flow from operating activities	132,260	112,600
Net cash flow used in investing activities	(87,077)	(77,214)
Net cash flow used in financing activities	(42,107)	(31,288)

Net increase in cash and cash equivalents	3,076	4,098

In 2020, the net cash inflow from operating activities was RMB132,260 million, representing an increase of 17.5% from year 2019. This was mainly because the Company reasonably planned the payment schedule of accounts payable, and at the same time, actively guided subscribers to apply the pre-paid method, so as to increase the net cash inflow from operating activities.

In 2020, the net cash outflow used in investing activities was RMB87,077 million, representing an increase of 12.8% from year 2019. The increase was mainly because of the increase in capital expenditure on supporting the development of 5G and Cloud.

In 2020, the net cash outflow in financing activities was RMB42,107 million, representing an increase of 34.6% from year 2019. The main reason was that the Company controlled the scale of indebtedness within a reasonable level, and the cash inflow from loans decreased accordingly.

Working Capital

The Company consistently upheld stable and prudent financial principles and stringent fund management policies. At the end of 2020, the working capital (total current assets minus total current liabilities) deficit was RMB187,126 million, representing a decrease in deficit of RMB4,353 million from year 2019. The liquidity of the Company continuously improved. As at 31 December 2020, the unutilised credit facilities were RMB244,326 million (2019: RMB245,847 million). Given the stable net cash inflow from operating activities and sound credit record, the Company has sufficient working capital to satisfy operational needs. At the end of 2020, cash and cash equivalents amounted to RMB23,684 million, among which cash and cash equivalents denominated in Renminbi accounted for 73.0% (2019: 78.0%).

Assets and Liabilities

In 2020, the Company continued to maintain a solid financial position. At the end of 2020, the total assets increased by 1.7% to RMB715,096 million from RMB703,131 million at the end of 2019. Total indebtedness18 decreased to RMB53,342 million from RMB79,022 million at the end of 2019. Gearing ratio19 decreased to 12.8% from 18.3% at the end of 2019.

[18]	Total indebtedness refers to interest-bearing debts excluding lease liabilities.
[19]

Gearing ratio is calculated based on total indebtedness divided by total capital, while total capital is calculated based on total equity attributable to equity holders of the Company plus total indebtedness.

Indebtedness

The indebtedness analysis as at the end of 2020 and 2019 is as follows:

	For the year ended 31 December
(RMB millions)	2020	2019
Short-term debt	27,994	42,527
Long-term debt maturing within one year	1,126	4,444
Long-term debt	24,222	32,051

Total indebtedness	53,342	79,022

As of the end of 2020, the total indebtedness was RMB53,342 million, representing a decrease of RMB25,680 million from the end of 2019, which was mainly due to the continuous enhancement of funds management, improving the centralised funds management and controlling the scale of indebtedness within a reasonable level. Of the total indebtedness, loans denominated in Renminbi, US Dollars and Euro accounted for 99.3% (2019: 99.4%), 0.4% (2019: 0.4%) and 0.3% (2019: 0.2%), respectively. 90.1% (2019: 82.9%) of the indebtedness are loans with fixed interest rates while the remaining portion of the indebtedness represented loans with floating interest rates.

As at 31 December 2020, neither the Company nor any of its subsidiaries pledged any assets as collateral for debt (2019: Nil).

Most of the revenues received and expenses paid in the course of our business were denominated in Renminbi, therefore there were no significant risk exposures arising from foreign exchange fluctuations.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

For the year ended 31 December 2020, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The audit committee has reviewed with the management and the Company’s international auditors, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed risk management, internal control and financial reporting matters including the review of the Company’s Annual Report for the year ended 31 December 2020.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company strives to maintain high level of corporate governance and has inherited excellent, prudent and efficient corporate governance concepts and continuously improves its corporate governance methodology, regulates its operations, improves its internal control mechanism, implements sound corporate governance and disclosure measures, and ensures that the Company’s operations are in line with the long-term interests of the Company and its shareholders as a whole.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual for the year 2020. In the Company’s opinion, through supervision by the Board of Directors and the Independent Non-Executive Directors, with effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution and effectively capture business opportunities. Many leading international corporations around the world also have similar arrangements.

Save as stated above, the Company was in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in the year 2020.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors and Supervisors. Based on the written confirmations from the Directors and Supervisors, they have confirmed their compliance with the Model Code for Securities Transactions by Directors of Listed Issuers regarding the requirements in conducting securities transactions for the period from 1 January 2020 to 31 December 2020.

CLOSURE OF REGISTER FOR TRANSFER OF SHARES

1.	Annual General Meeting

The Company will convene the annual general meeting for the year 2020 (the “2020 Annual General Meeting”) on Friday, 7 May 2021. The H share register of members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the 2020 Annual General Meeting, from Monday, 3 May 2021 to Friday, 7 May 2021 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the 2020 Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 30 April 2021. H share shareholders who are registered with Computershare Hong Kong Investor Services Limited on Friday, 7 May 2021 are entitled to attend the 2020 Annual General Meeting.

2.	Proposed Final Dividend

The Board of Directors proposes a final dividend in the amount equivalent to HK$0.125 per share (pre-tax), totalling approximately RMB8,403 million for the year ended 31 December 2020. The dividend proposal will be submitted for consideration at the 2020 Annual General Meeting to be held on Friday, 7 May 2021. If such proposed dividend distribution is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the register of members of the Company on Tuesday, 18 May 2021. The H share register of members will be closed from Thursday, 13 May 2021 to Tuesday, 18 May 2021 (both days inclusive). In order to be entitled to the final dividend, H share shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Wednesday, 12 May 2021. Dividends will be denominated and declared in Renminbi.

Dividends for holders of domestic shares and the investors of the Shanghai Stock Exchange and Shenzhen Stock Exchange (including enterprises and individuals) investing in the H shares of the Company listed on the Hong Kong Stock Exchange (the “Southbound Trading Link”) (the “Southbound Investors”) will be paid in Renminbi, whereas dividends for H share shareholders other than Southbound Investors will be paid in Hong Kong dollars. The relevant exchange rate will be the average median rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the 2020 Annual General Meeting. The proposed final dividends are expected to be paid on Tuesday, 1 June 2021 upon approval at the 2020 Annual General Meeting.

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China” in 2008 and Guo Shui Han [2008] No. 897, the Company shall be obliged to withhold and pay 10% enterprise income tax when it distributes the proposed 2020 final dividends to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company’s H share register of members on Tuesday, 18 May 2021.

According to regulations by the State Taxation Administration (Guo Shui Han [2011] No. 348) and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders. If those shareholders need to request a refund of tax overpaid from the PRC tax authorities through the Company in accordance with the relevant requirements of the Announcement [2019] No. 35 of the State Taxation Administration, they shall submit reports and information as stipulated in the Announcement [2019] No. 35 of the State Taxation Administration, and provide supplemental information on their entitlements under the relevant treaties.

The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the H share register of members of the Company on Tuesday, 18 May 2021 (the “Registered Address”). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before Wednesday, 12 May 2021. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally attend or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

For Southbound Investors (including enterprises and individuals), the Shanghai branch of China Securities Depository and Clearing Corporation Limited and the Shenzhen branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the investors of the Southbound Trading Link, will receive all dividends distributed by the Company and will distribute the dividends to the relevant investors under the Southbound Trading Link through its depositary and clearing system. According to the relevant provisions under the “Notice on Taxation Policies for Shanghai-Hong Kong Stock Connect Pilot Programme (Cai Shui [2014] No. 81)” and “Notice on Taxation Policies for Shenzhen-Hong Kong Stock Connect Pilot Programme (Cai Shui [2016] No. 127)”, the Company shall withhold and pay individual income tax at the rate of 20% with respect to dividends received by the Mainland individual investors for investing in the H shares of the Company listed on the Hong Kong Stock Exchange through the Southbound Trading Link. In respect of the dividends received by Mainland securities investment funds investing in the H shares of the Company listed on Hong Kong Stock Exchange through the Southbound Trading Link, the tax levied shall be ascertained by reference to the rules applicable to individual investors. The Company is not required to withhold and pay income tax on dividends derived by the Mainland enterprise investors under the Southbound Trading Link, and such enterprises shall report the income and make tax payment by themselves. The record date for entitlement to the shareholders’ rights and the relevant arrangements of dividend distribution for the Southbound Investors are the same as those for the Company’s H share shareholders.

The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes relating to the tax withholding and payment mechanism or arrangements.

ANNUAL REPORT

The Annual Report for the year ended 31 December 2020 will be despatched to the shareholders of the Company and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

By Order of the Board China Telecom Corporation Limited Ke Ruiwen Chairman and Chief Executive Officer

Beijing, China, 9 March 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

Distribution of this announcement into jurisdictions other than Hong Kong may be restricted by law. Persons into whose possession this announcement comes should inform themselves of and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED A SHARE OFFERING AND RELATED MATTERS,

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION,

THE RULES OF PROCEDURES OF THE MEETING OF

THE BOARD OF DIRECTORS AND THE RULES OF PROCEDURES OF

THE MEETING OF THE SUPERVISORY COMMITTEE,

ADOPTION OF THE RULES OF PROCEDURES OF THE

SHAREHOLDERS’ GENERAL MEETING

AND

CLOSURE OF REGISTER OF MEMBERS OF H SHARES

PROPOSED A SHARE OFFERING

The Board is pleased to announce that in order to seize the opportunities of digitalised development, improve the corporate governance and broaden financing channels, accelerate reform and development, promote the implementation of strategies, and achieve high-quality development, the Company proposes to apply for the offering and listing of A Shares on the Main Board of the Shanghai Stock Exchange.

The above proposal was considered and approved by the Board on Tuesday, 9 March 2021, and will be proposed at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting for Shareholders’ consideration and approval.

OTHER RELEVANT PROPOSALS REGARDING THE PROPOSED A SHARE OFFERING

The Company has approved a series of other proposals regarding the A Share Offering at the Board meeting convened on 9 March 2021, including, among others: (1) the proposal regarding the proposed authorisation to be granted by the General Meetings to the Board and its authorised persons to deal with matters in connection with the initial public offering and listing of RMB ordinary shares (A Shares); (2) the proposal regarding the distribution plan of accumulated profits prior to the initial public offering and listing of RMB ordinary shares (A Shares); (3) the proposal regarding the use of proceeds from the initial public offering and listing of RMB ordinary shares (A Shares); (4) the proposal regarding the amendments to the Articles of Association; (5) the proposal regarding the adoption of the Rules of Procedures of the Shareholders’ General Meeting applicable after the initial public offering and listing of the A Shares; (6) the proposal regarding the amendments to the Rules of Procedures of the Meeting of the Board of Directors; (7) the proposal regarding the dilution of immediate returns resulting from the initial public offering of RMB ordinary shares (A Shares) and the remedial measures; (8) the proposal regarding the Price Stabilisation Plan of A Shares within three years following the initial public offering and listing of RMB ordinary shares (A Shares); (9) the proposal regarding the plan for Shareholders’ return within three years following the initial public offering and listing of RMB ordinary shares (A Shares); and (10) the proposal regarding the undertakings on the information disclosure in the prospectus in connection with the initial public offering and listing of RMB ordinary shares (A Shares).

The Company has also considered and approved the second and the ninth proposal as aforementioned, as well as the proposal regarding the amendments to the Rules of Procedures of the Meeting of the Supervisory Committee at the Supervisory Committee meeting convened on 9 March 2021.

SHAREHOLDERS’ APPROVAL AND GENERAL INFORMATION

The Company shall convene and submit certain proposals among the above proposals to the EGM, Domestic Shareholders’ Class Meeting and H Shareholders’ Class Meeting on Friday, 9 April 2021, respectively, to seek the approval of Shareholders, Domestic Shareholders and H Shareholders, in accordance with the requirements of applicable laws and regulations and the Articles of Association. For details, please refer to the specific contents of proposals in this announcement. The Company intends to despatch the Circular containing further information on the proposed A Share Offering and other relevant proposals to the Shareholders in due course.

CLOSURE OF REGISTER OF MEMBERS OF H SHARES

In order to determine the list of Shareholders who will be entitled to attend and vote at the EGM and/or H Shareholders’ Class Meeting to be held on Friday, 9 April 2021, the register of members of the Company will be closed from Wednesday, 31 March 2021 to Friday, 9 April 2021 (both days inclusive).

Shareholders and potential investors should be aware that the proposed A Share Offering is subject to approvals from the CSRC and other relevant regulatory authorities and may or may not proceed. There is no assurance that the A Share Offering will proceed and complete successfully. Meanwhile, investors are advised to exercise caution in dealings in the securities of the Company. Further announcement(s) will be made to disclose any major updates and developments in respect of the A Share Offering in accordance with the Listing Rules and other applicable laws and regulations. This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

I.	PROPOSED A SHARE OFFERING

The Board is pleased to announce that in order to seize the opportunities of digitalised development, improve the corporate governance and broaden financing channels, accelerate reform and development, promote the implementation of strategies, and achieve high-quality development, the Company proposes to apply for the offering and listing of A Shares on the Main Board of the Shanghai Stock Exchange. Pursuant to the provisions of relevant laws, administrative regulations, departmental rules and regulatory documents (the “laws and regulations”) including the Company Law, the Securities Law, the Administrative Measures for the Initial Public Offering and Listing of Stocks and the Opinions of the CSRC on Further Promoting the Reform of New Share Offering Scheme (《 中國證監會關於進一步推進新股發 行體制改革的意見》), and the requirements of the Articles of Association, the plan for the A Share Offering is formulated as follows:

(1)	Type of shares

RMB ordinary shares (A Shares).

(2)	Nominal value of shares

RMB1.00 per A Share.

(3)	Place of listing

Main Board of the Shanghai Stock Exchange.

(4)	Offering size

Subject to compliance with the regulatory requirements of the place of listing including the minimum proportion of the issuance, the number of A Shares to be publicly issued by the Company will be no more than 12,093,342,392 Shares (namely no more than 13% of the total issued share capital of the Company upon the A Share Offering, and prior to the exercise of the over-allotment option). The Company may authorise the lead underwriter(s) to exercise the over-allotment option to allot such additional A Shares representing no more than 15% of the number of A Shares under the Offering (prior to the exercise of the over-allotment option) subject to laws and regulations, and regulatory requirements. Upon the occurrence of issue of bonus shares, capitalisation of capital reserve or other events prior to the A Share Offering, the number of A Shares to be issued will be adjusted accordingly. The Offering will be conducted by way of issuing new A Shares. The actual offering size, matters in relation to over-allotment and the proportion of strategic placing will be determined in accordance with the capital requirements of the Company, communications between the Company and regulatory authorities and the prevailing market conditions at the time of issuance.

(5)	Target subscribers

The target subscribers are qualified natural persons and institutional investors (except those prohibited by the laws and regulations and other regulatory requirements applicable to the Company).

If any of the aforesaid target subscribers is a connected person of the Company, the Company will adopt all reasonable measures to comply with the relevant requirements of the listing rules of the stock exchanges where the Shares of the Company are listed.

(6)	Strategic placing

Subject to compliance with laws and regulations, and regulatory requirements, the Company may, based on the needs for corporate strategies, business development and size of financing, carry out strategic placing at the time of the A Share Offering by placing a certain amount of the A Shares to investors who satisfy the requirements under applicable laws and regulations and conform to the development strategy requirements of the Company. The specific proportion of the placing will be determined according to laws and regulations and the prevailing market conditions.

(7)	Method of offering

The A Share Offering will adopt a combination of offline placing to inquiring subscribers and online subscriptions or other offering methods permitted by the regulatory authorities.

(8)	Method of pricing

In accordance with the actual conditions of the domestic and overseas capital markets and the Company at the time of the A Share Offering and comprehensively taking into account the interests of the existing Shareholders as a whole, the issue price under the A Share Offering will be determined by making enquiries with offline investors or by any other legally practicable methods in accordance with relevant laws and regulations and the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

(9)	Method of underwriting

The A Share Offering will be underwritten by underwriter(s) on a standby commitment basis or other forms permitted by regulatory authorities.

(10)	Distribution of accumulated profits

Any accumulated undistributed profits before the date of the A Share Offering and Listing will be shared by all Shareholders after the completion of the A Share Offering in proportion to their respective shareholding.

(11)	Validity period of the resolution

The validity period of the resolution regarding the plan for the A Share Offering will be 12 months from the date of consideration and approval of this proposal at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting.

The above proposal was considered and approved by the Board on Tuesday, 9 March 2021, and will be proposed at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting for Shareholders’ consideration and approval.

II.	OTHER RELEVANT PROPOSALS REGARDING THE PROPOSED A SHARE OFFERING

The Company has approved a series of other proposals regarding the A Share Offering at the Board meeting convened on 9 March 2021, including, among others: (1) the proposal regarding the proposed authorisation to be granted by the General Meetings to the Board and its authorised persons to deal with matters in connection with the initial public offering and listing of RMB ordinary shares (A Shares); (2) the proposal regarding the distribution plan of accumulated profits prior to the initial public offering and listing of RMB ordinary shares (A Shares); (3) the proposal regarding the use of proceeds from the initial public offering and listing of RMB ordinary shares (A Shares); (4) the proposal regarding the amendments to the Articles of Association; (5) the proposal regarding the adoption of the Rules of Procedures of the Shareholders’ General Meeting applicable after the initial public offering and listing of the A Shares; (6) the proposal regarding the amendments to the Rules of Procedures of the Meeting of the Board of Directors; (7) the proposal regarding the dilution of immediate returns resulting from the initial public offering of RMB ordinary shares (A Shares) and the remedial measures; (8) the proposal regarding the Price Stabilisation Plan of A Shares within three years following the initial public offering and listing of RMB ordinary shares (A Shares); (9) the proposal regarding the plan for Shareholders’ return within three years following the initial public offering and listing of RMB ordinary shares (A Shares); and (10) the proposal regarding the undertakings on the information disclosure in the prospectus in connection with the initial public offering and listing of RMB ordinary shares (A Shares).

The Company has also considered and approved the second and the ninth proposal as aforementioned, as well as the proposal regarding the amendments to the Rules of Procedures of the Meeting of the Supervisory Committee at the Supervisory Committee meeting convened on 9 March 2021.

1.

Proposal regarding the proposed authorisation to be granted by the General Meetings to the Board and its authorised persons to deal with matters in connection with the initial public offering and listing of RMB ordinary shares (A Shares)

According to the working needs of the Offering of the Company, the Board proposes at the General Meetings to authorise the Board to, and the Board to authorise the Company’s Chairman of the Board, the President and the Secretary of the Board to, individually or jointly by any two of them, determine and deal with matters in connection with the Offering, the relevant details of which and the proposal will be set out in the Circular.

The relevant authorisation shall be valid for a period of 12 months from the date of consideration and approval of this proposal at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting.

The above proposal was considered and approved by the Board on Tuesday, 9 March 2021, and will be proposed at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting for Shareholders’ consideration and approval.

2.	Proposal regarding the distribution plan of accumulated profits prior to the initial public offering and listing of RMB ordinary shares (A Shares)

Pursuant to the provisions of relevant laws and regulations, and regulatory documents including the Company Law, the Securities Law, the Administrative Measures for the Initial Public Offering and Listing of Stocks, the Company proposes to apply for the initial public offering and listing of RMB ordinary shares (A Shares) on the Main Board of the Shanghai Stock Exchange. The distribution plan of accumulated profits prior to the Offering is as follow:

In full consideration of the actual operation conditions and future development demands of the Company, the Company will distribute its profits under relevant resolutions at the shareholders’ general meetings prior to the completion of the Offering. All Shareholders of the Company following the completion of the Offering will jointly share the undistributed profits of the Company prior to the date of the Offering and Listing in proportion to their respective shareholding.

The above proposal was considered and approved by the Board and the Supervisory Committee on Tuesday, 9 March 2021, and will be proposed at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting for Shareholders’ consideration and approval.

3.	Proposal regarding the use of proceeds from the initial public offering and listing of RMB ordinary shares (A Shares)

Pursuant to the provisions of relevant laws and regulations, and regulatory documents including the Company Law, the Securities Law, the Administrative Measures for the Initial Public Offering and Listing of Stocks, taking into account the actual operation demands and the development goals of the Company, the actual proceeds of the Company (after deduction of offering expenses) will be used into the 5G Industrial Internet Construction project, the cloud-network integration new information infrastructure project and the research and development project of sci-tech innovation, the relevant details of which and the proposal will be set out in the Circular.

The above proposal was considered and approved by the Board on Tuesday, 9 March 2021, and will be proposed at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting for Shareholders’ consideration and approval.

4.	Proposal regarding the amendments to the Articles of Association

To satisfy relevant needs for corporate governance and normative operations after the Offering, the Company needs to amend its Articles of Association in accordance with the Guidelines for the Articles of Association, the Regulatory Guidelines for Listed Companies No. 3 – Cash Dividend Distribution of Listed Companies, the Notice on Matters in Relation to Further Implementing Cash Dividend Distribution of Listed Companies and other relevant laws and regulations. Meanwhile, the Articles of Association is further amended according to the Securities Law in combination with the actual practice of the Company, the relevant details of which and the proposal will be set out in the Circular. After the consideration and approval by the EGM and fulfilment of relevant procedures of the regulatory authorities, the amendments to the Articles of Association will take effect as from the date of the Offering and Listing.

The Board proposes at the EGM to approve the amendments to the Articles of Association, and proposes at the EGM to authorise the Board to, and the Board to authorise the Company’s Chairman of the Board, the President and the Secretary of the Board to, individually or jointly by any two of them, within the scope of consideration and approval of the EGM, make corresponding adjustments and amendments to the Articles of Association (including but not limited to adjustments and amendments to the wordings, chapters, terms, conditions of effect and others) based on the changes in relevant laws and regulations and relevant policies, the requirements and recommendations from relevant domestic and overseas government agencies and regulatory authorities as well as the actual conditions of the Offering, to determine the then prevailing Articles of Association and the Articles of Association of China Telecom Corporation Limited (Draft) (the “A + H Shares Articles of Association”) applicable to the Company after the Offering based on the requirements (if any) of relevant regulatory authorities, and to make corresponding adjustments and amendments to the content of the A + H Shares Articles of Association relating to registered capital and share capital structure upon completion of the Offering, and conduct approval (if necessary), change and filing with the company registration agencies and other relevant government agencies.

The above proposal was considered and approved by the Board on Tuesday, 9 March 2021, and will be proposed at the EGM for Shareholders’ consideration and approval.

5.	Proposal regarding the adoption of the Rules of Procedures of the Shareholders’ General Meeting applicable after the initial public offering and listing of the A Shares

To ensure that the corporate governance structure complies with the relevant regulatory requirements after the Offering, according to the provisions of the Securities Law, the Guidelines for the Articles of Association and other relevant laws and regulations and the Company’s proposed amendments to the current Articles of Association, the Board proposes to adopt the Rules of Procedures of the Shareholders’ General Meeting, the relevant details of which and the proposal will be set out in the Circular. After the consideration and approval at the EGM, the Rules of Procedures of the Shareholders’ General Meeting will take effect as from the date of the Offering and Listing.

The Board hereby proposes at the EGM to approve the adoption of the Rules of Procedures of the Shareholders’ General Meeting, and proposes at the EGM to authorise the Board to, and the Board to authorise the Company’s Chairman of the Board, the President and the Secretary of the Board to, individually or jointly by any two of them, make corresponding adjustments and amendments to the Rules of Procedures of the Shareholders’ General Meeting (including but not limited to adjustments and amendments to the wordings, chapters, terms, conditions of effect and others) based on the changes in relevant laws and regulations and relevant policies, and the requirements and recommendations from relevant domestic and overseas government agencies and regulatory authorities, in combination with the adjustments and amendments to the Articles of Association as well as the actual conditions of the Offering, and to determine the Rules of Procedures of the Shareholders’ General Meeting then applicable to the Company and the Rules of Procedures of the Shareholders’ General Meeting applicable to the Company after the Offering based on the requirements (if any) of relevant regulatory authorities on the amendments to the Articles of Association.

The above proposal was considered and approved by the Board on Tuesday, 9 March 2021, and will be proposed at the EGM for Shareholders’ consideration and approval.

6.	Proposal regarding the amendments to the Rules of Procedures of the Meeting of the Board of Directors

To ensure that the corporate governance structure complies with relevant regulatory requirements after the Offering, according to the provisions of the Securities Law, the Guidelines for the Articles of Association and other relevant laws and regulations and the Company’s proposed amendments to the current Articles of Association, the Company intends to amend the current Rules of Procedures of the Meeting of the Board of Directors, the relevant details of which and the proposal will be set out in the Circular. After the consideration and approval at the EGM, the amendments to the current Rules of Procedures of the Meeting of the Board of Directors will take effect as from the date of the Offering and Listing.

The Board hereby proposes at the EGM to approve the amendments to the current Rules of Procedures of the Meeting of the Board of Directors, and proposes at the EGM to authorise the Board to, and the Board to authorise the Company’s Chairman of the Board, the President and the Secretary of the Board to, individually or jointly by any two of them, make corresponding adjustments and amendments to the Rules of Procedures of the Meeting of the Board of Directors (including but not limited to adjustments and amendments to the wordings, chapters, terms, conditions of effect and others) based on the changes in relevant laws and regulations and relevant policies, and the requirements and recommendations from relevant domestic and overseas government agencies and regulatory authorities, in combination with the adjustments and amendments to the Articles of Association and the actual conditions of the Offering.

The above proposal was considered and approved by the Board on Tuesday, 9 March 2021, and will be proposed at the EGM for Shareholders’ consideration and approval.

7.	Proposal regarding the amendments to the Rules of Procedures of the Meeting of the Supervisory Committee

To ensure that the corporate governance structure complies with relevant regulatory requirements after the Offering, according to the provisions of the Securities Law, the Guidelines for the Articles of Association and other relevant laws and regulations and the Company’s proposed amendments to the current Articles of Association, the Company intends to amend the current Rules of Procedures of the Meeting of the Supervisory Committee, the relevant details of which and the proposal will be set out in the Circular. After the consideration and approval at the EGM, the amendments to the current Rules of Procedures of the Meeting of the Supervisory Committee will take effect as from the date of the Offering and Listing.

The Supervisory Committee hereby proposes at the EGM to approve the amendments to the current Rules of Procedures of the Meeting of the Supervisory Committee, and proposes at the EGM to authorise the Supervisory Committee to, and the Supervisory Committee to authorise the Chairman of the Supervisory Committee of the Company and its authorised persons, individually or jointly, make corresponding adjustments and amendments to the Rules of Procedures of the Meeting of the Supervisory Committee (including but not limited to adjustments and amendments to the wordings, chapters, terms, conditions of effect and others) based on the changes in relevant laws and regulations and relevant policies, and the requirements and recommendations from relevant domestic and overseas government agencies and regulatory authorities, in combination with the adjustments and amendments to the Articles of Association and the actual conditions of the Offering.

The above proposal was considered and approved by the Supervisory Committee on Tuesday, 9 March 2021, and will be proposed at the EGM for Shareholders’ consideration and approval.

8.	Proposal regarding the dilution of immediate returns resulting from the initial public offering of RMB ordinary shares (A Shares) and the remedial measures

Pursuant to the requirements under relevant laws and regulations such as the Company Law, the Securities Law, the Administrative Measures for the Initial Public Offering and Listing of Stocks, the Opinions of the General Office of the State Council on Further Strengthening the Protection of Legal Rights and Interests of Minority Investors in Capital Markets (《 國務院辦公廳關於進一步加強資本市場中小投資者合法權益保護工作的意見》) and the Guidance Opinion on Matters Pertaining to Dilution of Return for the Immediate Period Resulting from Initial Offering and Refinancing or Material Asset Restructuring, in order to protect the interests of minority investors, the Company, as a company intending to apply for the initial public offering and listing of RMB ordinary shares (A shares), is required to formulate specific remedial measures based on the characteristics of its operations if the A Share Offering is expected to result in the dilution of the Company’s immediate returns, and the controlling shareholder, Directors and senior management personnel of the Company shall undertake that such measures can be duly implemented. The Company has conducted relevant analysis on the impact of the A Share Offering on the dilution of immediate returns and formulated the Dilution of Immediate Returns Resulting from the Initial Public Offering of RMB Ordinary Shares (A Shares) and the Remedial Measures of China Telecom Corporation Limited, the relevant details of which and the proposal will be set out in the Circular.

The above proposal was considered and approved by the Board on Tuesday, 9 March 2021, and will be proposed at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting for Shareholders’ consideration and approval.

9.	Proposal regarding the Price Stabilisation Plan of A Shares within three years following the initial public offering and listing of RMB ordinary shares (A Shares)

To strengthen the integrity obligations of the relevant parties of the Company and safeguard the rights and interests of minority Shareholders, the Company has formulated the Price Stabilisation Plan of the Company’s A Shares Within Three Years Following the Initial Public Offering and Listing of RMB Ordinary Shares (A Shares) of China Telecom Corporation Limited in accordance with the requirements of the Company Law, the Securities Law, the Opinions of the CSRC on Further Promoting the Reform of New Share Offering Scheme (《 中國證監會關於進一步推進新股發行體制改革的意見》) and other relevant laws and regulations, the relevant details of which and the proposal will be set out in the Circular. After consideration and approval at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, the plan shall come into effect from the date of the A Share Offering and Listing and remain valid within the three years thereafter.

The above proposal was considered and approved by the Board on Tuesday, 9 March 2021, and will be proposed at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting for Shareholders’ consideration and approval.

10.	Proposal regarding the plan for Shareholders’ return within three years following the initial public offering and listing of RMB ordinary shares (A Shares)

In order to further strengthen the intent of rewarding the Shareholders, refine profit distribution system and offer continuous, stable and reasonable investment returns to the Shareholders, the Company has formulated the Plan for Shareholders’ Return Within Three Years Following the Initial Public Offering and Listing of RMB Ordinary Shares (A Shares) of China Telecom Corporation Limited in accordance with the Company Law, the Securities Law, the Notice on Matters in Relation to Further Implementing Cash Dividend Distribution of Listed Companies, the Regulatory Guidelines for Listed Companies No. 3 – Cash Dividend of Listed Companies, the Guidelines of the Shanghai Stock Exchange on Cash Dividend of Listed Companies (《 上海證券交易所上市公司現金分紅指引》) and other relevant laws and regulations as well as the A + H Shares Articles of Association as applicable after the A Share Offering, and by fully combining the Company’s actual operating conditions and future development needs, the relevant details of which and the proposal will be set out in the Circular. After consideration and approval at the EGM, the plan shall come into effect from the date of the A Share Offering and Listing.

The above proposal was considered and approved by the Board and the Supervisory Committee on Tuesday, 9 March 2021, and will be proposed at the EGM for Shareholders’ consideration and approval.

11.	Proposal regarding the undertakings on the information disclosure in the prospectus in connection with the initial public offering and listing of RMB ordinary shares (A Shares)

In accordance with the requirements of the Opinions of the CSRC on Further Promoting the Reform of New Share Offering Scheme (《 中國證監會關於進一步推進新股發行體制改革的意見》) and other relevant regulations that require the issuer to make public undertakings in its public offering and listing documents, the Company will make relevant undertakings in its public offering and listing documents in respect of the information disclosure in the prospectus, the relevant details of which and the proposal will be set out in the Circular. The Board hereby proposes at the General Meetings to approve the undertakings above by the Company, and proposes at the General Meetings to approve to authorise the Board to, and the Board to authorise the Company’s Chairman of the Board, the President and the Secretary of the Board to, individually or jointly by any two of them, make adjustments to the undertakings above or make new undertakings based on the provisions of relevant laws and regulations and regulatory documents and changes in relevant policies, or the requirements from regulatory authorities.

The above proposal was considered and approved by the Board on Tuesday, 9 March 2021, and will be proposed at the EGM, the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting for Shareholders’ consideration and approval.

III.	IMPACT OF THE A SHARE OFFERING ON THE COMPANY’S SHAREHOLDING STRUCTURE

For reference and illustration purposes only, assuming a total of 12,093,342,392 A Shares are issued upon approval under the A Share Offering (prior to the exercise of the over- allotment option) and there is no change to the issued share capital of the Company prior to the completion of the A Share Offering, the shareholding structure of the Company as at the date of this announcement and immediately following completion of the A Share Offering is/ will be as follows:

	As at the date of this announcement Number of Shares	Approximate percentage of the issued shares of the Company (%)	Immediately following completion of the A Share Offering (assuming the over-allotment option is not exercised) Number of shares	Approximate percentage of the issued Shares of the Company (%)	Immediately following completion of the A Share Offering (assuming the over- allotment option is exercised in full) Number of Shares	Approximate percentage of the issued shares of the Company (%)
Domestic Shares(1)
– Domestic Shares/A Shares converted by Domestic Shares and to be held by the non-public persons(2)	57,377,053,317	70.89	57,377,053,317	61.68	57,377,053,317	60.50
– Domestic Shares/A Shares converted by Domestic Shares and to be held by the public	9,677,905,004	11.96	9,677,905,004	10.40	9,677,905,004	10.20
– A Shares to be newly issued under the A Share Offering(3)	—	—	12,093,342,392	13.00	13,907,343,750	14.66

Sub-total	67,054,958,321	82.85	79,148,300,713	85.08	80,962,302,071	85.37

H Shares
– H Shares held by the public	13,877,410,000	17.15	13,877,410,000	14.92	13,877,410,000	14.63

Sub-total	13,877,410,000	17.15	13,877,410,000	14.92	13,877,410,000	14.63

Total	80,932,368,321	100.00	93,025,710,713	100.00	94,839,712,071	100.00

Notes:

(1)	The issued Domestic Shares will be converted into A Shares immediately following completion of the A Share Offering;
(2)

As at the date of this announcement, China Telecommunications Corporation, the controlling shareholder of the Company, directly holds 57,377,053,317 Domestic Shares. Upon the completion of the A Share Offering, China Telecommunications Corporation will hold 57,377,053,317 A Shares, the number of which is the same as that of Domestic Shares held by it prior to the Offering, and the A Shares held by it shall not be counted as part of the public float;

(3)	The A Shares are expected to be held by non-core connected persons of the Company and will be counted as part of the public float;
(4)

The Company may authorise the lead underwriter(s) to exercise the over-allotment option to allot such additional A Shares representing no more than 15% of the number of A Shares under the Offering (prior to the exercise of the over-allotment option) subject to laws and regulations, and regulatory requirements;

(5)	The sum of equity percentages might not be in line with the total due to rounding.

As at the date of this announcement, based on the information available to the Company and to the knowledge of the Directors, the Company’s public float complies with the requirements of Rule 8.08 of the Listing Rules. Assuming that all 12,093,342,392 A Shares under the A Share Offering are issued upon approval and that all are issued to non-core connected persons of the Company, the percentage of the H Shares held by the public in the total number of the issued Shares after the A Share Offering is expected to be approximately 14.92% (assuming the over-allotment option is not exercised) and 14.63% (assuming the over-allotment option is exercised in full), and the percentage of the Shares (total of A Shares and H Shares) held by the public in the total number of the issued Shares after the A Share Offering is expected to be approximately 38.32% (assuming the over-allotment option is not exercised) and 39.50% (assuming the over-allotment option is exercised in full). The Company’s public float will still be able to comply with the requirements of Rule 8.08 of the Listing Rules. The Company will closely monitor its public float to ensure its compliance, at all times, with relevant public float requirements.

As at the date of this announcement, the Company has not entered into or intends to enter into any agreement with any connected persons of the Company in connection with the subscription of A Shares.

IV. REASONS FOR AND PURPOSE OF THE A SHARE OFFERING

(1)	Seizing the opportunities of digitalised development and promoting the implementation of the “Cloudification and Digital Transformation” strategy

The A Share Offering assists the Company to seize the opportunities emerging from the digital transformation of the economy and society, deepen reforms on all fronts, promote the implementation of the “Cloudification and Digital Transformation” strategy to improve the sci-tech innovation capabilities, upgrade products and services, and improve customer experience, so as to expand business scale and enhance the Company’s competitive advantages, laying a solid foundation for the Company’s high- quality development.

(2)	Broadening financing channels to enhance sustainable development capabilities

The A Share Offering can help the Company establish more flexible and diversified financing channels as well as utilise both domestic and overseas capital markets, broaden sources of funds, enhance capital strengths and improve risk tolerance, so as to enhance sustainable development capabilities.

(3)	Improving the corporate governance and enhancing the comprehensive competitiveness

The A Share Offering is conducive to the optimisation of the Company’s governance structure. By introducing strategic investors who are compatible with the Company’s development strategy, complementary in capabilities and resources, and have synergistic effects, the level of governance will be improved and the comprehensive competitive strengths will be further enhanced.

All Directors (including the Independent Non-Executive Directors) are of the view that the A Share Offering is in the interests of the Company and its Shareholders as a whole.

V.	EQUITY FINANCING ACTIVITIES IN THE PAST TWELVE MONTHS

The Company did not conduct any equity financing activities or issue any equity securities within the 12 months immediately preceding the date of this announcement.

VI.	SHAREHOLDERS’ APPROVAL AND GENERAL INFORMATION

The Company shall convene and submit certain proposals among the above proposals to the EGM, Domestic Shareholders’ Class Meeting and H Shareholders’ Class Meeting on Friday, 9 April 2021, respectively, to seek the approval of Shareholders, Domestic Shareholders and H Shareholders, in accordance with the requirements of applicable laws and regulations and the Articles of Association. For details, please refer to the specific contents of proposals in this announcement. The Company intends to despatch the Circular containing further information on the proposed A Share Offering and other relevant proposals to the Shareholders in due course.

VII.	CLOSURE OF REGISTER OF MEMBERS OF H SHARES

In order to determine the list of Shareholders who will be entitled to attend and vote at the EGM and/or H Shareholders’ Class Meeting to be held on Friday, 9 April 2021, the register of members of the Company will be closed from Wednesday, 31 March 2021 to Friday, 9 April 2021 (both days inclusive).

Shareholders and potential investors should be aware that the proposed A Share Offering is subject to approvals from the CSRC and other relevant regulatory authorities and may or may not proceed. There is no assurance that the A Share Offering will proceed and complete successfully. Meanwhile, investors are advised to exercise caution in dealings in the securities of the Company. Further announcement(s) will be made to disclose any major updates and developments in respect of the A Share Offering in accordance with the Listing Rules and other applicable laws and regulations. This announcement is for information only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

VIII.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	the ordinary shares proposed to be issued by the Company under the A Share Offering, with a Renminbi-denominated par value of RMB1.00, which will be subscribed for and paid up in Renminbi and will be listed on the Main Board of the Shanghai Stock Exchange and traded in Renminbi

“A Share Offering”, “Offering”, “A Share Offering and Listing” or “Offering and Listing”	the proposed initial public offering and listing of RMB ordinary shares (A Shares) by the Company on the Main Board of the Shanghai Stock Exchange

“Administrative Measures for the Initial Public Offering and Listing of Stocks”	the Administrative Measures for the Initial Public Offering and Listing of Stocks (《 首次公開發行股票並上市管理辦法》) promulgated by the CSRC

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“Board” or “Board of Directors”	the board of directors of the Company

“China Telecommunications Corporation”	China Telecommunications Corporation（中國電信集團有限公 司）, a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company

“Circular”	a circular to be despatched by the Company to the Shareholders in due course, which contains further information on the proposed A Share Offering and other relevant proposals

“Company”	China Telecom Corporation Limited（中國電信股份有限公 司）, a joint stock limited company incorporated in the PRC on 10 September 2002

“Company Law”	the Company Law of the PRC (《 中華人民共和國公司法》), as amended, supplemented or otherwise modified from time to time

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“core connected person(s)”	has the meaning ascribed to it under the Listing Rules

“CSRC”	China Securities Regulatory Commission and its delegate(s)

“Director(s)”	the director(s) of the Company

“Domestic Share(s)”	the ordinary shares issued by the Company, with a Renminbi- denominated par value of RMB1.00, which are subscribed for and paid up in Renminbi

“Domestic Shareholder(s)”	holder(s) of the Domestic Share(s)

“Domestic Shareholders’ Class Meeting”	the Domestic Shareholders’ Class Meeting of the Company to be convened on Friday, 9 April 2021, or immediately after the conclusion of the EGM or any adjournment thereof, the notice of which is set out in the Circular

“EGM” or “Extraordinary General Meeting”	the extraordinary general meeting of the Company to be convened on Friday, 9 April 2021, or any adjournment thereof, the notice of which is set out in the Circular

“General Meetings”	collectively, the EGM, Domestic Shareholders’ Class Meeting and H Shareholders’ Class Meeting

“Guidance Opinion on Matters Pertaining to Dilution of Return for the Immediate Period Resulting from Initial Offering and Refinancing or Material Asset Restructuring”	the Guidance Opinion on Matters Pertaining to Dilution of Return for the Immediate Period Resulting from Initial Offering and Refinancing or Material Asset Restructuring (《 關 於首發及再融資、重大資產重組攤薄即期回報有關事項的指 導意見》) promulgated by the CSRC

“Guidelines for the Articles of Association”	the Guidelines for the Articles of Association of Listed Companies ( 《 上市公司章程指引》) promulgated by the CSRC, as amended, supplemented or otherwise modified from time to time

“H Share(s)”	the ordinary shares issued by the Company, with a Renminbi- denominated par value of RMB1.00, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange

“H Shareholder(s)”	holder(s) of the H Share(s)

“H Shareholders’ Class Meeting”	the H Shareholders’ Class Meeting of the Company to be convened on Friday, 9 April 2021, or immediately after the conclusion of the Domestic Shareholders’ Class Meeting or any adjournment thereof, the notice of which is set out in the Circular

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Non- Executive Director(s)”	the independent non-executive director(s) of the Company

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time

“Notice on Matters in Relation to Further Implementing Cash Dividend Distribution of Listed Companies”	the Notice on Matters in Relation to Further Implementing Cash Dividend Distribution of Listed Companies (《 關於進一步 落實上市公司現金分紅有關事項的通知》) promulgated by the CSRC

“PRC” or “China”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, the Macau Special Administrative Region and Taiwan)

“public”	has the meaning ascribed to it under the Listing Rules

“Regulatory Guideline for Listed Companies No. 3 – Cash Dividend Distribution of Listed Companies”	the Regulatory Guidelines for Listed Companies No. 3 – Cash Dividend Distribution of Listed Companies (《 上市公司監管指 引第 3 號––上市公司現金分紅》) promulgated by the CSRC

“RMB” or “Renminbi”	Renminbi, the lawful currency of the PRC

“Rules of Procedures of the Meeting of the Board of Directors”	the Rules of Procedures of the Meeting of the Board of Directors of China Telecom Corporation Limited (《 中國電信股 份有限公司董事會議事規則》) (as amended from time to time)

“Rules of Procedures of the Meeting of the Supervisory Committee”	the Rules of Procedures of the Meeting of the Supervisory Committee of China Telecom Corporation Limited (《 中國電 信股份有限公司監事會議事規則》) (as amended from time to time)

“Rules of Procedures of the Shareholders’ General Meeting”	the Rules of Procedures of the Shareholders’ General Meeting of China Telecom Corporation Limited (《中國電信股份有限公 司股東大會議事規則》)

“Securities Law”	the Securities Law of the PRC (《 中華人民共和國證券法》)

“Share(s)”	ordinary share(s) in the capital of the Company with a nominal value of RMB1.00 each, including Domestic Shares and H Shares

“Shareholder(s)”	shareholder(s) of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	supervisor(s) of the Company

“Supervisory Committee”	the supervisory committee of the Company

“%”	per cent

By Order of the Board
China Telecom Corporation Limited
Ke Ruiwen
Chairman and Chief Executive Officer

Beijing, China, 9 March 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non- Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

Exhibit 1.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED CHANGE OF AUDITORS

China Telecom Corporation Limited (the “Company”) announces that pursuant to the relevant regulations issued by the Ministry of Finance of the People’s Republic of China and the State-owned Assets Supervision and Administration Commission of the State Council, the service terms of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP will expire soon. They will retire as the international auditor and domestic auditor of the Company effective upon the close of the forthcoming 2020 annual general meeting of the Company (the “2020 Annual General Meeting”) and will not be re-appointed. Pursuant to the open selection process and as recommended by the Audit Committee of the Company (the “Audit Committee”), the Board of Directors of the Company (the “Board”) has resolved to propose to the shareholders of the Company at the 2020 Annual General Meeting to approve the appointments of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the Company’s external auditors for the year ending 31 December 2021 and to authorise the Board to fix the remuneration of the auditors.

Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP have confirmed in writing that there are no matters in relation to their retirement which should be brought to the attention of the shareholders of the Company. The Board is not aware of any matters in relation to the proposed change of auditors that need to be brought to the attention of the shareholders of the Company. The Board and the Audit Committee have also confirmed that there are no disagreement or outstanding matters between the Company and Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP. The proposed appointment of auditors is subject to the approval of the shareholders of the Company at the 2020 Annual General Meeting. A circular containing, among other things, details of the proposed appointment of auditors together with the notice of the 2020 Annual General Meeting will be despatched to the shareholders of the Company in due course.

The Board would like to take this opportunity to express its sincere appreciation to Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP for their high quality services to the Company during the past years.

By Order of the Board
China Telecom Corporation Limited
Ke Ruiwen
Chairman and Chief Executive Officer

Beijing, China, 9 March 2021

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).